

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via Secure E-mail
James M. Travers, CEO
FleetMatics USA Group Holdings Inc.
70 Walnut Street, 2nd Floor
Wellesley Hills, MA 02481

> **Re: FleetMatics Group Limited**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 11, 2012**
> **CIK No. 0001526160**

Dear Mr. Travers:

We have reviewed your amended confidential draft registration statement and have the following comments. References to prior comments refer to those in our letter dated June 13, 2012.

Critical Accounting Policies

Valuations of ordinary shares, page 56

1.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Business

The Fleet Management Market Opportunity, page 77

2.   We note your response to prior comment 23. As you commissioned the data attributed to Frost & Sullivan, please file a consent from this company as an exhibit to your registration statement; alternatively, delete the reference to Frost & Sullivan. See Section 7(a) of the Securities Act.

Our Growth Strategy

Continue to expand internationally, page 80

3.   As expanding your business internationally is one of your key initiatives, please tell us
        what consideration you have given to discussing the actions you expect to take to further
        this initiative over the next 12 months.

Related-Party Transactions, page 102

4.   We note your response to prior comment 31. Please supplementally provide us with a
        copy of the Limited Partnership Agreement for our review. Also, tell us whether any
        provisions of the agreement will be effective after consummation of the offering.

Principal Shareholders and Selling Shareholders, page 105

5.   Since it appears Fleetmatics Investor Holdings, L.P. will be the selling shareholder in
        your offering, please disclose the individual or individuals who exercise the voting and
        dispositive powers over the shares held by this entity. See Regulation S-K Compliance
        and Disclosure Interpretation No. 140.02. Also, advise us if this entity is an affiliate of a
        broker-dealer.

Enforcement of Civil Liabilities, page 143

6.   We note your response to prior comment 34. Please provide the basis for your beliefs
        that Irish courts are "likely" to accept jurisdiction if a claim for breach of U.S. securities
        law is issued against you in Irish courts and that Irish law on this point is "unsettled."

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation, page F-13

7.   We note your response to prior comment 36. Please expand your disclosure to include
        some of the information provided in your response that explains how you concluded that
        the U.S. dollar is the reporting currency of the parent entity.

8.   We have reviewed your response to prior comment 40. Please include some of the
        information provided in your response in your disclosure to explain the nature of the
        deferred shares.

Note 15. Share-Based Awards, page F-31

9.   Tell us and disclose if you have granted any options subsequent to December 31, 2011. Refer to FASB ASC 260-10-50-2. If so, also revise your disclosure for Valuation of Ordinary Shares on page 56.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director